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Interactive Data
Corporation

                                 March 16, 2005


VIA ELECTRONIC SUBMISSION


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

      Re:   Interactive Data Corporation
            Commission File No. 001-31555
            Annual Report on Form 10-K

Ladies and Gentlemen:

      On behalf of Interactive Data Corporation (the "Company"), transmitted herewith for filing under the reporting requirements of the Securities Exchange Act of 1934, as amended, is the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, complete with financial statement schedules and exhibits.

      The Company's financial statements filed as part of the Form 10-K do not reflect a change from the preceding year in any accounting principles or practices or in the method of applying any such principles or practices.

      Please call the undersigned if you have any questions regarding this matter.



                                             Very truly yours,

                                             /s/ Steven G. Crane

                                             Steven G. Crane
                                             Executive Vice President and
                                             Chief Financial Officer



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32 Crosby Drive, Bedford MA 01730 . Phone (781) 687 - 8500 . Fax (781) 687-8005
                          . www.InteractiveDataCorp.com
               Mailing address: 22 Crosby Drive, Bedford MA 01730